U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 INTERBET, INC.

                          SEC FILE NUMBER 33-55254-43

                            CUSIP NUMBER 458431 10 3

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

     For Period Ended:  December 31, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     [ ] Money Market Fund Rule 30b3-1 Filing

     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                     Part I

                                 INTERBET, INC.
                            Full Name of Registrant

                           Former Name, if Applicable

                         Suite 110, 1777 Botelho Drive
                         Walnut Creek, California 94596
        Address of Principal Executive Office, City, State and Zip Code

                                    Part II

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

                                    Part III

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant has not had funds required to engage and pay for the professional services, legal and auditing, needed to prepare the information and financial statements which must be included in the annual report on Form 10-K. The shortage of funds could not have been eliminated through any effort in view of the financial condition, business and immediate prospects of the Registrant. Since the date of the annual report on Form 10-K for the year ended December 31, 1996, the Registrant acquired a development stage business through merger in June 1997. The business incurred operating losses during the current fiscal year.
                                    Part IV

(1) Name and telephone number of person to contact in regard to this notification

Stanley T. Deck, Jr.               (510)                 296-2400
   (Name)                       (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant was not engaged in any business during the fiscal year ended December 31, 1996. In June 1997, the Registrant acquired by merger a development state company which is anticipated to have incurred operating losses during the fiscal year ended December 31, 1997. The Registrant did not have any revenues during that fiscal period.

Interbet, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 1998

By /s/  Stanley T. Deck, Jr.
   Stanley T. Deck, Jr., President and Chief Executive Officer